Response to N-SAR Sub-Item 77H: Changes in Control of Registrant


(a) Acquisition of Control

Driehaus Emerging Markets Growth Fund


Name of Shareholder
National Financial Services Corp.

Date(s) 08/07/2006

Description of Transaction Share Purchase

Percentage of Securities "Owned (as of December 31, 2006)" 29.62%


(b) Cessation of Control

Not Applicable

Note: control represents equal to or greater than 25% ownership of existing, outstanding shares)"